1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 30, 2022

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Christina Fettig

Re:	Sarbanes-Oxley Review of Select Series of Schwab Annuity Portfolios (File Nos. 033-74534 and 811-08314), Schwab Capital Trust (File Nos. 033-62470 and 811-07704); Schwab Investments (File Nos. 033-37459 and 811-06200); Schwab Strategic Trust (File Nos. 333-160595 and 811-22311); and The Charles Schwab Family of Funds (File Nos. 033-31894 and 811-05954) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Fettig:

This letter responds to comments that you conveyed orally via a telephone conference with Alexandra Riedel, Christine Pierangeli and Robin Nesbitt of Charles Schwab Investment Management, Inc., dba Schwab Asset Management (“Schwab”), and Stephen Cohen and Phillip Garber of Dechert LLP on July 28, 2022, in connection with your review of certain filings and other materials of select series of the Registrants (each, a “Fund”) listed on Exhibit A pursuant to the Sarbanes-Oxley Act of 2002. A summary of your comments, followed by the Registrants’ responses, is set forth below.

Shareholder Reports

1.	Comment: The Securities and Exchange Commission (“SEC”) adopted amendments to Form N-CSR to include Items 4(i) and (j) as result of the Holding Foreign Companies Accountable Act. In future Form N-CSR filings, please include Items 4(i) and (j).

Response: The Registrants will include Items 4(i) and (j) in future Form N-CSR filings.

2.	Comment: The staff of the SEC (“Staff”) was unable to locate any reports filed on Form N-17f-2 for the Schwab Target 2065 Index Fund. Please explain whether the Schwab Target 2065 Index Fund files reports on Form N-17f-2 in connection with examinations conducted pursuant to Rule 17f-2. The Staff notes that the Schwab Target 2065 Index Fund’s report filed on Form N-CEN for the fiscal year ended March 31, 2022 indicates that Charles Schwab & Co., Inc. provides custodial services to the Fund in reliance upon Rule 17f-2.

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Response: The Registrant notes that certain Funds maintain custody of investments in underlying mutual funds with Charles Schwab & Co., Inc. (“Charles Schwab”) and maintain custody of all other assets with their respective third-party custodian. Since commencement of operations and through the date of the most recent Rule 17f-2 filing by Schwab Capital Trust, the Schwab Target 2065 Index Fund did not hold any mutual fund positions at Charles Schwab, and therefore there was nothing to be examined pursuant to Rule 17f-2 and no filing to be made on Form N-17f-2. We confirm that the independent accountant has been engaged to examine the Schwab Target 2065 Index Fund’s mutual fund positions custodied at Charles Schwab. Future Form N-CEN filings will continue to disclose custodial services by Charles Schwab for the Fund even if there were no mutual fund holdings custodied at Charles Schwab during the Rule 17f-2 examination period because the Fund has the ability to make use of Charles Schwab custodial services.

3.	Comment: Note 12 – Subsequent Events of the Schwab U.S. REIT ETF’s Annual Report for the period ended February 28, 2022 states that a share split occurred prior to the release of the financial statements in the Fund’s shareholder report for the period ended February 28, 2022. Please confirm whether the stock split should have been retroactively applied to the Fund’s financial highlights table consistent with the Dear CFO Letter issued by the Staff on February 14, 2001.

Response: As noted in Note 12 – Subsequent Events of the Annual Report for the period ended February 28, 2022, effective February 24, 2022, the Board authorized a 2-for-1 share split for the Schwab U.S. REIT ETF, which applied to shareholders of record as of the close of markets on March 8, 2022, and paid after the close of the markets on March 10, 2022. Shares began trading at their post-split price on March 11, 2022. The share split increased the number of shares outstanding and decreased the NAV per share.

The Registrant has reviewed the Dear CFO Letter issued by the Staff on February 14, 2001, and notes that it cites to Staff Accounting Bulletin Topic 4C, which requires that a change in capital structure be presented retroactively if such change occurs before the release of the financial statements or the effective date of the registration statement, whichever is later. To conform with guidance provided by the SEC Staff within the Dear CFO letter the split should have been retroactively applied to the financial highlights within the Annual Report for the period ended February 28, 2022. The Registrant believes that the difference in presentation is not material because the share split did not change the total value of a shareholder’s investment and because it accurately reflected the per share information that existed during the years presented in the financial highlights. The Registrant will reflect the split in the Semi-Annual Report for the period ended August 31, 2022 and going forward.

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4.	Comment: The schedule of investments included in the Schwab Municipal Money Fund’s shareholder report for the period ended December 31, 2021 is only categorized by state. The Staff notes that the Fund’s prospectus discloses that the Fund may invest more than 25% of its total assets in municipal securities financing similar projects such as those relating to education, health care, transportation, utilities, industrial development and housing. If the Fund has significant industry concentrations, please disclose that as well in accordance with FASB ASC 825-10-50.

Response: The Registrant confirms that the Fund had no significant industry concentrations.

5.	Comment: For Funds that file reports on Form N-17f-2 relating to custodial services provided by an affiliated custodian, please confirm whether such affiliated custodian should be identified in the related party transactions disclosure in the applicable Fund’s notes to financial statements.

Response: The affiliated custodial services relate to shares of underlying mutual fund investments held in an omnibus account maintained by Charles Schwab, the distributor of the underlying mutual funds. As disclosed in each underlying fund’s shareholder report, Charles Schwab is permitted to receive compensation at the level of the underlying mutual fund in accordance with the applicable fund’s shareholder servicing plan and distribution agreement. The Funds do not pay Charles Schwab for its custodial services and trade without paying a commission. As a result, the Registrants believe that the custodial services provided by Charles Schwab to the Funds are not required to be disclosed in the related party transaction disclosure in the Funds’ notes to financial statements.

6.	Comment: With respect to the Funds that have a unitary fee structure that exclude acquired fund fees and expenses, please add disclosure to clarify that acquired fund fees and expenses are excluded from such Funds’ unitary fee.

Response: Registrants will add disclosure clarifying, if applicable, that acquired fund fees and expenses are excluded from a Fund’s unitary fee in future filings.

7.	Comment: The Schwab Fundamental Emerging Markets Large Company Index ETF’s shareholder report filed for the period ended February 28, 2022 indicates that approximately 3% of the Fund’s net assets were comprised of level 3 instruments. The Staff notes that the Fund’s notes to financials include level 3 roll-forward disclosure but does not disclose the significant inputs used to value such instruments. Please confirm whether the notes to financials should have included a chart indicating the significant inputs used to value the level 3 instruments.

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Response: The significant unobservable valuation inputs for the level 3 instruments noted by the Staff related to the Fund’s investments in Russian securities. The valuation of such instruments was partially based on the underlying movement of an index which historically had a high correlation between the index and the securities held by the Fund. The Fund considered the addition of chart disclosure based on the unusual circumstances at period end for material level 3 investments and determined that the management discussion of fund performance section combined with disclosure in the level 3 roll-forward table and financial notes significant accounting policies section provided sufficient detail in the shareholder report. The Fund will consider including additional chart disclosure in future shareholder reports indicating a broad application of significant unobservable inputs used to value level 3 investments.

Prospectus

8.	Comment: The Staff notes that the Schwab Municipal Money Fund, Schwab AMT Tax-Free Money Fund, Schwab California Municipal Money Fund and Schwab New York Municipal Money Fund each have significant investments in tender option bonds. Please consider whether this specific asset class should be disclosed as a principal investment strategy and risk in the prospectus for each of these Funds.

Response: The Registrant notes that the statement in each Fund’s prospectus that “[s]ome municipal securities have been structured to resemble variable- and floating-rate securities so that they meet the requirements for being considered money market instruments” includes investments in tender option bonds. In addition, the risk disclosure in each Fund’s prospectus addresses all material risks associated with investments in tender option bonds, including investment risk, credit risk, interest rate risk, taxable determinations risk and liquidity risk. The Registrant therefore believes that no revisions to the principal investment strategies or risks are necessary.

9.	Comment: The Staff notes that the Schwab 1-5 Year Corporate Bond ETF and Schwab 5-10 Year Corporate Bond ETF have significant investments in the industrial and financial sectors. Please consider whether risk disclosure specific to those industries should be included in the Fund’s prospectus.

Response: Schwab has reviewed the prospectuses of the Funds identified by the Staff as having made significant investments in the industrial and financial sectors and believes that the current prospectus disclosure appropriately describes each Fund’s principal investment strategies and corresponding risks. The Registrant therefore respectfully decline to add the suggested disclosure. However, in-line with the Registrant’s current practice, the Registrant will consider risk disclosure updates, as it deems appropriate, in connection with the next annual update.

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10.	Comment: The Staff notes that the prospectuses for the Schwab 1-5 Year Corporate Bond ETF and Schwab 5-10 Year Corporate Bond ETF indicate that securities must be fixed rate. The schedule of investments included in the shareholder report for these Funds indicate that certain securities held by the Funds convert to a floating rate after the fixed rate period. Please discuss: (i) the percentage of each Fund’s total assets invested in securities that convert from a fixed rate to a floating rate; (ii) how these securities are treated for purposes of each Fund’s investment strategy; and (iii) whether the Funds must dispose of such securities upon conversion to a floating rate. Depending on the materiality of these investments, please consider whether any additional prospectus disclosure is necessary.

Response: The Registrant notes that the disclosure identified by the Staff states that the securities included in the indexes in which the Funds are designed to track must be fixed rate. The Funds are index funds and will generally invest in fixed rate securities that convert to a floating rate to the extent that such securities are included in the underlying index in which the Funds are designed to track and sell such securities to the extent that they are no longer included in the index. According to publicly available documents, bonds that convert from fixed to floating rate will be removed from the underlying indexes one year prior to conversion to floating rate. Schwab has reviewed the prospectuses of the Funds identified by the Staff as holding securities that convert to floating rate and, because the amount of fixed income securities that covert to floating rate securities is not material, believes that the current prospectus disclosure appropriately describes each Fund’s principal investment strategies and corresponding risks. As of August 25, 2022, the Schwab 1-5 Year Corporate Bond ETF held 15.6% of net assets in securities that convert from a fixed rate to a floating rate and Schwab 5-10 Year Corporate Bond ETF held 16.3% of its net assets in such securities.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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Exhibit A

File #	Registrant Name	Series Name	FYE Reviewed
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab AMT Tax-Free Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab California Municipal Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Government Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Municipal Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab New York Municipal Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Retirement Government Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Treasury Obligations Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab U.S. Treasury Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Value Advantage Money Fund	12/31/2021
811-05954	CHARLES SCHWAB FAMILY OF FUNDS	Schwab Variable Share Price Money Fund	12/31/2021
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab Government Money Market Portfolio	12/31/2021
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab S&P 500 Index Portfolio	12/31/2021
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab VIT Balanced Portfolio	12/31/2021
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab VIT Balanced with Growth Portfolio	12/31/2021
811-08314	SCHWAB ANNUITY PORTFOLIOS	Schwab VIT Growth Portfolio	12/31/2021
811-07704	SCHWAB CAPITAL TRUST	Schwab Monthly Income Fund - Enhanced Payout	12/31/2021
811-07704	SCHWAB CAPITAL TRUST	Schwab Monthly Income Fund - Maximum Payout	12/31/2021
811-07704	SCHWAB CAPITAL TRUST	Schwab Monthly Income Fund - Moderate Payout	12/31/2021
811-07704	SCHWAB CAPITAL TRUST	Schwab Fundamental Global Real Estate Index Fund	2/28/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2010 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2015 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2020 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2025 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2030 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2035 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2040 Index Fund	3/31/2022

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811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2045 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2050 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2055 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2060 Index Fund	3/31/2022
811-07704	SCHWAB CAPITAL TRUST	Schwab Target 2065 Index Fund	3/31/2022
811-06200	SCHWAB INVESTMENTS	Schwab Global Real Estate Fund	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab 1-5 Year Corporate Bond ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab 5-10 Year Corporate Bond ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab Intermediate-Term U.S. Treasury ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab Long-Term U.S. Treasury ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab Short-Term U.S. Treasury ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. Aggregate Bond ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. TIPS ETF	12/31/2021
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental Emerging Markets Large Company Index ETF	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental International Large Company Index ETF	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental International Small Company Index ETF	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental U.S. Broad Market Index ETF	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental U.S. Large Company Index ETF	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab Fundamental U.S. Small Company Index ETF	2/28/2022
811-22311	SCHWAB STRATEGIC TRUST	Schwab U.S. REIT ETF	2/28/2022

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